SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

News Release August 15, 2002

Stora Enso Timber to acquire Estonian sawmilling company

HELSINKI, Finland—Stora Enso (NYSE:SEO) today announced that Stora Enso Timber has signed a letter of intent to acquire 66% of the outstanding shares of the sawmilling operations and 100% of the wood procurement operations of AS Sylvester, Estonia’s largest sawmilling company, which has annual net sales of about € 160 million. Through the acquisition, Stora Enso will become the leading sawmilling and wood procurement company in the Baltic States.

Sylvester’s five mills, located in Estonia and Latvia, will have an annual capacity in 2003 of about 900 000 m3 sawn wood products, 850 000 m3 of which is softwood. The acquisition is expected to be closed by the end of 2002, subject to the approval of competition authorities. The transaction value will not be disclosed.

The acquisition offers significant synergy potential for Stora Enso in the areas of procurement, management, administration, marketing, forest operations and logistics. The deal also provides a platform for further growth, including a commitment to build three more sawmills in Latvia, Lithuania and the Pskov region in Russia over the next few years.

Following completion of the transaction, Stora Enso will have a total annual sawmilling capacity of some 6.5 million m3, making it the clear leader in Europe and strengthening its position among the top three producers globally.

“The acquired mills will complement and enhance the product portfolio of Stora Enso Timber, and support the group’s wood procurement in the region. The Baltic States are a major emerging source and market for competitive high quality wood products, and an important area for wood raw material procurement.” says Arno Pelkonen, Senior Executive Vice President, Stora Enso, Timber Products.

“Sylvester’s acquisition by Stora Enso will ensure continuous stable development of our industry and improve the competitiveness in Estonia and the other Baltic States. Becoming part of a strong, efficient global Group will benefit all our stakeholders. Sustainable wood procurement practices will certainly improve the image of Estonia’s forestry and forest products industries in foreign and domestic markets,” says Mati Polli, Chairman of the Supervisory Board of the Sylvester Group.

Stora Enso is an integrated forest products company producig magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total €13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

For further information, please contact:

Arno Pelkonen, Senior Executive Vice President, Stora Enso, Timber Products, tel. +43 664 312 1849
Seppo Vainio, Director, R&D and TQM, Stora Enso Timber, tel. +358 2046 21868
or +358 400 701 504
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 9934 8197
Keith Russell, Senior Vice President, Investor Relations, tel. +44 20 8432 1552
Tim Laatsch, SVP, Communications, tel. +1 715 422 4023
Scott Deitz, VP, Investor Relations, tel. +1 715 422 1521

On Thursday 15 August you are most welcome to participate in the:

PRESS CONFERENCE in HELSINKI hosted by SEVP Arno Pelkonen at the Stora Enso Head Office, Kanavaranta 1, Helsinki at 13.00. Finnish time.

For those unable to attend the Press Conference, a LIVE WEBCAST of the presentation may be accessed on www.storaenso.com. The presentation material will be available on www.storaenso.com/investors at 12.00 Finnish time.

In addition, the audio feed for the presentation may be listened to by dialling:
+44 20 8240 8248 in Europe, and +1 303 713 7888 in the USA. Please quote “Stora Enso”.

To hear a recording in Europe dial +44 20 8288 4459, access code 295 222 and in the USA dial +1 703 736 7336, access code 295 222. The recording will be available for seven days after the conference.

There will also be a PRESS CONFERENCE in TALLINN hosted by SEVP Arno Pelkonen and Mati Polli at the Hotel Radisson SAS Tallinn at 15.30 Estonian time.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

Direct link to selected pictures:  http://www.storaenso.com/pressimage.asp?ID=imavere

www.storaenso.com
www.storaenso.com/investors
www.sylvester.ee

Stora Enso Timber Oy Ltd is an international wood products company that provides customer-focused solutions to industry and trade worldwide. With annual net sales of € 1.2 billion, Stora Enso Timber’s annual production capacity is 5.8 million m3 of sawn wood products, including 2.2 million m3 of value-added products. The company employs 3 600 people in 19 sawmills and 15 further processing plants in Northern and Central Europe. Stora Enso Timber is owned by Stora Enso.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: August 15, 2002